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                               UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )*

                            The Limited, Inc.
________________________________________________________________________________
                             (Name of Issuer)

                               Common Stock
________________________________________________________________________________
                      (Title of Class of Securities)

                                532716 10 7
                       _____________________________
                              (CUSIP Number)

        C.A. Severs, Dewey Ballantine, 1301 Avenue of the Americas,
                 New York, NY 10019-6092, 212-259-8800
________________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              March 6, 1996
                     _____________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.    532716 10 7                             Page  2  of  7  Pages
________________________                             _____________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Susan Wexner
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                    (b) /  /
      Not Applicable
________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS*

      OO
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  /  /
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               2,074,442
  OWNED BY    __________________________________________________________________
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    5,742,484
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           2,074,442
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           10,268,220
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,342,662
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

        Not Applicable
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     The Limited, Inc.

                                       Schedule 13D


Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, par value $.50 per share ("Common Stock"), of The Limited, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at Three Limited Parkway, Columbus, Ohio 43230.

Item 2.   Identity and Background.
          _______________________

          The following information is provided for the person filing this statement.

          (a)  Name:  Susan Wexner (the "Reporting Person").

          (b) Business address: Bedrock Communication Inc., 650 First Avenue, New York, New York.

          (c)  Present principal occupation and related information:
Chairman and Chief Executive Officer of Bedrock Communication Inc., 650 First Avenue, New York, New York, the principal business of which is publishing.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:  United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          The shares of Common Stock beneficially owned by the Reporting Person were originally acquired in connection with the organization of the Issuer by members of the family that founded the Issuer, who were at such time employees and officers of the Issuer. The Reporting Person originally acquired shares of Common Stock for nominal consideration. In 1986, the Reporting Person transferred 3,000 shares of Common Stock to The Susan Wexner Foundation (the "Foundation") as a gift for no consideration. The Reporting Person retained beneficial ownership of such shares as a trustee of the Foundation. As described in Item 5(c) below, the Foundation tendered shares of Common Stock to the Issuer pursuant to the self tender offer for up to 85,000,000 shares of Common Stock concluded on March 6, 1996 (the "Tender Offer").

          On February 24, 1995, Bella Wexner transferred 15,080,736 shares of Common Stock to an account over which she shared with the Reporting Person the power to dispose or to direct the disposition of securities held therein. No funds or other consideration were paid by the Reporting

Person in connection with such transfer. Based upon the number of shares of Common Stock outstanding at December 1, 1994, as reported in the Issuer's Form 10-Q for the quarterly period ended October 29, 1994 (the "1994 Form 10-Q"), the Reporting Person became the beneficial owner of approximately 5.3% of the issued and outstanding Common Stock as of February 24, 1995.
As described in Item 5(c) below, 10,555,000 of such shares were subsequently transferred to the Bella Wexner 1996 Charitable Remainder Unitrust (the "Unitrust") and certain of such shares were tendered to the Issuer pursuant to the Tender Offer. In addition, as described in Item 5(c) hereof, the Reporting Person tendered shares of Common Stock beneficially owned by her to the Issuer pursuant to the Tender Offer. As of the date hereof the Reporting Person beneficially owns approximately 4.6% of the issued and outstanding Common Stock, based on the Issuer's statement in its Final Amendment to Schedule 13E-4 filed on March 15, 1996 (the "Final Amendment") that following its purchase of shares of Common Stock pursuant to the Tender Offer there will be approximately 270.7 million shares of Common Stock issued and outstanding.

Item 4.   Purpose of Transaction.
          ______________________

          The Reporting Person holds the Common Stock for the purpose of investment, constituting a portion of her securities portfolio. The Reporting Person intends to reexamine her investment in the Issuer from time to time and, depending on market conditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as she considers advisable.

          Subject to the foregoing, the Reporting Person does not have any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          In addition, and subject to the first paragraph of this Item 4, since February 25, 1995, the Reporting Person has not had any plans or proposals which related to or would result in any such actions.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a) As of February 24, 1995, the Reporting Person beneficially owned 18,897,750 shares of Common Stock, which represented approximately 5.3% of the issued and outstanding shares of Common Stock, based upon the number of shares of Common Stock outstanding at December 1, 1994, as reported in the 1994 Form 10-Q.

          As of the date hereof, the Reporting Person beneficially owns 12,342,662 shares of Common Stock, which represents approximately 4.6% of the issued and outstanding shares of Common Stock, based on the Issuer's statement in the Final Amendment that following its purchase of shares of Common Stock pursuant to the Tender Offer the Issuer will have approximately
270.7 million shares of Common Stock issued and outstanding.

          (b) The number of shares beneficially owned by the Reporting Person as of February 24, 1995 and as of the date hereof are as follows:

                                As of                     As of
                           February 24, 1995         the date hereof
                           _________________         ________________

Sole power to vote or
to direct the vote:            3,814,014                2,074,442

Shared power to vote or
to direct the vote:            3,000(1)                 5,742,484(2)(3)

Sole power to dispose
or to direct the
disposition:                   3,814,014                2,074,442

Shared power to dispose
or to direct the disposition:   15,083,736(1)(4)   10,268,220(2)(3)(5)
_____________________________

     (1) Includes 3,000 shares of Common Stock held by the Foundation. Power to vote or to direct the vote and power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person, Eliot D. Hawkins and Solomon Kamm, as trustees of the Foundation. The Reporting Person, Eliot D. Hawkins and Solomon Kamm disclaim beneficial ownership of such shares held by the Foundation. Mr. Kamm has advised the Reporting Person that, subsequent to January 1, 1993, he has not and he does not intend to participate in decisions of the Foundation concerning the voting and/or disposition of shares of stock owned by the Foundation.

     (2) Includes 1,632 shares of Common Stock held by the Foundation. Power to vote or to direct the vote and power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person, Eliot D. Hawkins and Solomon Kamm, as trustees of the Foundation. The Reporting Person, Eliot D. Hawkins and Solomon Kamm disclaim beneficial ownership of such shares held by the Foundation. Mr. Kamm has advised the Reporting Person that, subsequent to January 1, 1993, he has not and he does not intend to participate in decisions of the Foundation concerning the voting and/or disposition of shares of stock owned by the Foundation.

     (3) Includes 5,740,852 shares of Common Stock held by the Unitrust. Power to vote or to direct the vote and power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Bella Wexner, as trustees of the Unitrust. The Reporting Person disclaims beneficial ownership of such shares held by the Unitrust.

     (4) Includes 15,080,736 shares of Common Stock held by Bella Wexner. Power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Bella Wexner. The Reporting Person disclaims beneficial ownership of such shares.

     (5) Includes 4,525,736 shares of Common Stock held by Bella Wexner. Power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Bella Wexner. The Reporting Person disclaims beneficial ownership of such shares.

          Eliot D. Hawkins is a citizen of the United States of America with a business address at Teahan & Constantino, 325 South Road, Poughkeepsie, New York 12601. Mr. Hawkins is an attorney of counsel to the law firm of Teahan & Constantino. The business address of Teahan & Constantino is the same as that provided for Mr. Hawkins above.

          Solomon Kamm is a citizen of the United States of America with a business address at 333 South Hope Street, Los Angeles, California 90071. Mr. Kamm is General Counsel and Secretary of the Capital Group Companies, Inc., the principal business of which is investment management. The address for the Capital Group Companies, Inc. is the same as that provided for Mr. Kamm above.

          Bella Wexner is a citizen of the United States of America with a business address at The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230. She is the Secretary of the Issuer, the principal business of which is the operation of retail clothing stores. The business address of the Issuer is the same as that provided for Bella Wexner above.

          To the Reporting Person's knowledge, none of Eliot D. Hawkins, Solomon Kamm or Bella Wexner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) The Reporting Person tendered 3,814,014 shares of Common Stock to the Issuer pursuant to the Tender Offer. On March 6, 1996, the Issuer purchased 1,739,572 of such shares at a purchase price of $19.00 per share and returned 2,074,442 shares to the Reporting Person.

          The Foundation tendered 3,000 shares of Common Stock to the Issuer pursuant to the Tender Offer. On March 6, 1996, the Issuer purchased 1,368 of such shares at a purchase price of $19.00 per share and returned 1,632 shares to the Foundation.

          On March 5, 1996 10,555,000 shares of Common Stock beneficially owned by Bella Wexner were transferred to the Unitrust for no consideration. All of such shares were tendered to the Issuer pursuant to the Tender Offer. On March 6, 1996, the Issuer purchased 4,814,148 of such shares at a purchase price of $19.00 per share and returned 5,740,852 shares to the Unitrust.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

          (e) As a result of the sales of Common Stock pursuant to the Tender Offer described in Item 5(c) above, as of March 6, 1996, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
          ___________________________________________________________

           Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits
          ________________________________

          Not applicable.

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 22, 1996



                                          /s/ Susan Wexner
                                          ____________________________
                                                  Susan Wexner